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                                                               Exhibit 99(d)(19)

                         [HAVAS interactive letterhead]


                                 January 5, 2001



Mr. Kenneth Cron
Chairman and CEO
Uproar, Inc.
240 W. 35th Street, 11th Floor
New York, NY 10001

      Re:   Potential Acquisition
            ---------------------

Dear Ken:

            As you know, we at Flipside, Inc. ("Flipside") have explored, and are continuing to explore, the possibility of a business combination involving Uproar Inc. ("Uproar") and Flipside. Given the expense and time commitment required by this process, along with both the scarcity of our resources and the importance of deploying them on high impact opportunities, we at Flipside would like to receive certain commitments from Uproar. We understand that Uproar is willing to make the commitments set forth in this letter.

1. EXCLUSIVITY. Accordingly, in consideration of these continuing efforts, and subject to (a) the following paragraph and (b) any fiduciary and other obligations of the board of directors of Uproar may have under applicable law, Uproar's execution and delivery of a copy of this letter will constitute its agreement with Flipside that it shall not, and will use its best efforts to ensure that its officers, directors, employees, investment bankers, attorneys, accountants and other agents (collectively, as to either Uproar or Flipside, its "Representatives") do not, directly or indirectly, (i) initiate, solicit or encourage, or take any action to facilitate (including by the furnishing of information) the making of, any offer or proposal that constitutes or is reasonably likely to lead to any Extraordinary Transaction (as defined below),
(ii) enter into any agreement with respect to an Extraordinary Transaction or
(iii) in the event of an unsolicited Extraordinary Transaction, engage in negotiations or discussions with, or provide any information or data to, any person or entity (other than Flipside and its affiliates or Representatives and except for information that has been publicly

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disseminated by Uproar) relating to any Extraordinary Transaction. As used in this letter, "Extraordinary Transaction" means any tender or exchange offer involving Uproar or any of its subsidiaries, any proposal for a merger, consolidation or other business combination involving Uproar or any of its subsidiaries, any proposal or offer to acquire in any manner a greater than 15% equity interest in, or a significant portion of the business or assets of, either Uproar individually or Uproar and its subsidiaries on a consolidated basis, any proposal or offer with respect to any other transaction similar to any of the foregoing with respect to Uproar (other than any transaction with Flipside).

            Anything contained herein to the contrary notwithstanding, if mutually satisfactory definitive documentation with respect to a business combination between Flipside and Uproar (or one or more of their respective affiliates) (the "Definitive Documentation") has not been executed and delivered by the relevant parties on or before January 29, 2001 (or such other subsequent date agreed to by the parties), or, if Flipside does not present to Uproar a proposed form of Definitive Documentation on or before January 22, 2001, then either party may terminate this letter by written notice to the other party prior to the execution and delivery of the Definitive Documentation.

2. EXPENSES. Except as otherwise mutually agreed upon in writing, each of Flipside and Uproar will be responsible for their respective expenses incurred in connection with the matters contemplated by this letter.

3. ACCESS TO INFORMATION. Uproar shall, and shall cause each of its Representatives to, provide Flipside and its Representatives with reasonable access to Uproar's facilities, books and records and Representatives, and such other information as may be reasonably requested by Flipside, subject to the Confidentiality Agreement dated as of December 20, 2000.

4.    PUBLIC ANNOUNCEMENTS. Except (a) as may be required by applicable law and
(b) for disclosures by the parties hereto to their respective Representatives in connection with the matters contemplated hereby, neither of the parties hereto shall make any disclosure or announcement to any third party pertaining to the subject matter hereof without the prior written consent of the other party hereto.

5. MISCELLANEOUS. This letter shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to its choice of law principles. This letter may be executed in counterparts, each of which together shall

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constitute one and the same instrument. With the exception of the provisions of the foregoing paragraphs 1, 2, 3 and 4, neither this letter nor the acceptance hereof shall be deemed to create any legally binding obligations between Flipside and Uproar (or any of their respective affiliates), which obligations shall arise, if at all, only upon the execution and delivery of mutually satisfactory Definitive Documentation.

If you are in agreement with the terms set forth in this letter, please execute it in the space indicated below and return a copy to us. If you have any questions in the meantime, please feel free to give us a call. We look forward to hearing from you.


                              Sincerely,


                              /s/ Hubert Joly
                              ---------------
                              Hubert Joly
                              CEO of Havas Interactive, Inc. and
                              Chairman of Flipside, Inc.


Accepted and agreed as of January 5, 2001

Uproar Inc.



By    /s/ Kenneth Cron
      ------------------------
      Kenneth Cron
      Chairman and CEO


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